

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2013

Via E-mail

Stephen M. Swad
Chief Executive Officer
Rosetta Stone Inc.
1919 North Lynn St., 7th Floor
Arlington, VA 22209

> **Re:** **Rosetta Stone Inc.**
> **Registration Statement on Form S-3**
> **Filed May 8, 2013**
> **File No. 333-188444**

Dear Mr. Swad:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation of Certain Information by Reference, page 6

1.   Please specifically incorporate by reference into the prospectus your quarterly report on Form 10-Q filed May 8, 2013 and your current report on Form 8-K filed May 28, 2013. See Item 12(a)(2) of Form S-3, and for guidance, refer to Question 123.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Forms.

Selling Stockholders, page 10

2.   Footnotes 3 and 4 contain disclaimers of beneficial ownership. The term "security holders" in Item 507 of Regulation S-K refers to beneficial holders and is based on voting and/or investment power. For guidance, refer to Questions 140.01 and 140.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of

Regulation S-K. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808. Alternatively, delete the disclaimers.

3.   In footnote 4, please disclose the person or persons who have sole or shared voting and/or investment power over the securities owned by each legal entity. See Item 507 of Regulation S-K and, for guidance, refer to Questions 140.01, 140.02, and 240.04 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or me at (202) 551-3428 with any questions.

Sincerely,

/s/ Evan S. Jacobson

Evan S. Jacobson
Attorney-Advisor

cc: <u>Via E-mail</u>
       Brian P. Fenske, Esq.
       Fulbright & Jaworski L.L.P.